

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 8, 2018

André Guillaumon
Chief Executive Officer and Chief Operating Officer
BrasilAgro - Companhia Brasileira De Propriedades Agrícolas
Av. Brigadeiro, 1309, 5th Floor
São Paulo, SP 01452-002 Brazil

>   **Re: BrasilAgro - Companhia Brasileira De Propriedades Agrícolas
>   Form 20-F for the Fiscal Year Ended June 30, 2017
>   Filed October 26, 2017
>   File No. 001-35723**

Dear Mr. Guillaumon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2017

Risk Factors

Substantially all of our revenue is derived from a small number of clients, and we currently face a risk of default by our main customer, page 9

1. We note from the last paragraph that you face a risk of default from Brenco, your largest customer due to an ongoing investigation. We further note that your two largest customers represented over 58% of your 2017 revenues. Please tell us, and revise your accounts receivable footnote 7.1 as applicable, to state whether Brenco has defaulted to date on any receivables and where receivables from Brenco are currently classified in the aging analysis on page F-39. Also, please revise the notes to the financial statements to disclose the revenues from any customer that amount to 10% or more of your total revenues, and the identity of the segment reporting the revenues, in accordance with paragraph 34 of IFRS 8.

<u>Operating and Financial Review and Prospects</u>

<u>Tabular Disclosure of Contractual Obligations, page 57</u>

2. We note that your total amount of debt per the table of R$88,096 does not equal total debt per note 15 on page F-46 of R$112,175. Please reconcile these amounts. To the extent interest represents the difference, please revise your contractual obligations to include other long-term liabilities reflected in your balance sheet in accordance with Item5.F.1 of Form 20-F.

<u>Financial Statements</u>

<u>Notes to the Financial Statements</u>

<u>17. Equity</u>

<u>(a) Capital (number of shares), page F-49</u>

3. Please clarify why only the amounts of shares reported as "other" in the table are considered in "total outstanding shares," when shares are issued to other people and entities. In this regard, please explain to us why the shares issued to Cresud and the officers do not appear to be considered outstanding shares.

<u>Form 6-K furnished November 7, 2017</u>

4. We refer to the table reconciling EBITDA and Adjusted EBITDA to Gross Profit on page 9. Please be advised earnings is intended to represent net income as presented on the statement of operations, as the most comparable financial measure calculated in accordance with GAAP (IFRS), and EBITDA should only reflect adjustments for interest, taxes, depreciation, and amortization. In this regard, please revise EBITDA to reconcile to net income and remove adjustments other than interest, taxes, depreciation, and amortization, which may be included in Adjusted EBITDA.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure